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                            September 30, 2021

       David Doft
       Chief Financial Officer
       Emerald Holding, Inc.
       100 Broadway, 14th Floor
       New York, NY 10005

                                                        Re: Emerald Holding,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 23,
2021
                                                            File No. 001-38076

       Dear Mr. Doft:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Note 11. Stockholder's Equity, page 106

   1. Please tell us how you determined that your Series A Convertible Participating Preferred
                                                        Stock should be
classified as permanent equity on your balance sheet and your consideration of the
guidance in ASC 480-10-S99-3A(3)(f).


              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Doft
Emerald Holding, Inc.
September 30, 2021
Page 2

       You may contact Tony Watson at (202) 551-3318 or Angela Lumley at (202) 551-3398
with any questions.



FirstName LastNameDavid Doft                           Sincerely,
Comapany NameEmerald Holding, Inc.
                                                       Division of Corporation
Finance
September 30, 2021 Page 2                              Office of Trade &
Services
FirstName LastName